SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Financial Statements” dated on December 31, 2009.

Financial Statements

Telecomunicações de São Paulo S.A. -
Telesp

December 31, 2009 and 2008
With Report of Independent Auditors
(A free translation of the original issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp
Financial statements
As of and for the year ended December 31, 2009 and 2008

Contents

Report of independent auditors	1
Audited financial statements
Balance sheets	2
Statements of income	4
Statements of changes in shareholders´ equity	5
Statements of cash flows	6
Statements of added value	7
Notes to financial statements	8
Management report	79

Report of independent auditors

(A free translation of the original report issued in Portuguese)

Shareholders, Management and Board Members
Telecomunicações de São Paulo S.A. – TELESP
São Paulo - SP

We have audited the accompanying balance sheets (Company and consolidated) of Telecomunicações de São Paulo S.A. - TELESP as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders’ equity, cash flows and value added for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of Telecomunicações de São Paulo S.A. - TELESP; (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by the management of Telecomunicações de São Paulo S.A. - TELESP, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telecomunicações de São Paulo S.A. - TELESP at December 31, 2009 and 2008, and the results of its operations, changes in its shareholders’ equity, its cash flows and value added for the years then ended, in accordance with accounting practices adopted in Brazil.

São Paulo, February 10, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Marques
Accountant CRC - 1SP147693/O-5

The accompanying notes are an integral part of these Financial Statements.

The accompanying notes are an integral part of these Financial Statements.

Telecomunicações de São Paulo S.A. - Telesp

			Capital reserves				Income reserves				
	Capital	Special goodwill reserve	Share premium	Treasury shares	Donations and subsidies for investments	Tax incentives	Legal reserve	Adjustments for equity valuation	Cumulative translation adjustments	Retained earnings	Total shareholders' equity
Balances at December 31, 2007	6,575,198	-	2,678,195	(17,719)	9,824	188	659,556	-	-	-	9,905,242
Merged DABR – 11/30/2008	282	63,074	-	-	-	-	-	-	-	41	63,397
Unclaimed dividends and interest on shareholders' equity , net of taxes	-	-	-	-	-	-	-	-	-	163,392	163,392
Opening Balance of law No. 11638/07 adoption	-	-	-	-	-	-	-	-	-	2,705	2,705
Adjustments for equity valuation	-	-	-	-	-	-	-	76,232	-	-	76,232
Cumulative translation adjustments	-	-	-	-	-	-	-	-	862	-	862
Net income for the year	-	-	-	-	-	-	-	-	-	2,419,971	2,419,971
Appropriations:											
Dividends	-	-	-	-	-	-	-	-	-	(1,970,109)	(1,970,109)
Interest on shareholders' equity	-	-	-	-	-	-	-	-	-	(523,600)	(523,600)
Withholding tax on interest on shareholders' equity	-	-	-	-	-	-	-	-	-	(92,400)	(92,400)
Balances at December 31, 2008	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	76,232	862	-	10,045,692
Unclaimed dividends and interest on shareholders' equity , net of taxes	-	-	-	-	-	-	-	-	-	153,673	153,673
Adjustments for equity valuation								14,686			14,686
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(2,963)	-	(2,963)
Net income for the year	-	-	-	-	-	-	-	-	-	2,172,973	2,172,973
Appropriations:								-			
Dividends	-	-	-	-	-	-	-	-	-	(1,721,646)	(1,721,646)
Interest on shareholders' equity	-	-	-	-	-	-	-	-	-	(514,250)	(514,250)
Withholding tax on interest on shareholders' equity	-	-	-	-	-	-	-	-	-	(90,750)	(90,750)
Balances at December 31, 2009	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	90,918	(2,101)	-	10,057,415

The accompanying notes are an integral part of these Financial Statements.

The accompanying notes are an integral part of these Financial Statements.

The accompanying notes are an integral part of these Financial Statements.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements

For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and background

a) Controlling shareholders

Telecomunicações de São Paulo S.A.-Telesp (hereinafter “Telesp” or “Company”), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2009, held total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b) Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brand and since the second half 2007, pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. On February 16, 2009, the authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology was extended through year 2024 and await a position from ANATEL regarding the renewal and payment conditions.

According to ANATEL decision published in the Official Gazette on June 22, 2009, the sale of Speedy Services for broadband internet access was suspended since that date. In compliance with such decision, on June 26, 2009 the Company presented a Speedy network stabilization plan to ANATEL. On July 17, 2009, theCompany informed ANATEL about conclusion of the stability plan implementation.
On August 27,2009 ANATEL released the sale of Speedy.

The Company is registered with the Brazilian Securities Commission (CVM) as a public held company - category A and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADS’s) - level II are traded on the New York Stock Exchange (NYSE).

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

c) The STFC concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force at that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2009, the net book value of reversible assets is estimated at R$6,954,479 (R$6,929,532 in 2008), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The second payment of this biannual fee happened on April 30, 2009 by value of R$203,333, based on the 2008 STFC net revenues.

d) The telecommunications services subsidiaries and associated companies

A. Telecom S.A.

A. Telecom S.A. is a closely held, wholly-owned subsidiary of the Company. It is engaged primarily in providing the telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

d) The telecommunications services subsidiaries and associated companies (Continued)

A. Telecom S.A. (Continued)

(i) Digital Condominium: integrated solution equipment and services for voice transmission, data and images on commercial buildings until December 31, 2009. From that date on these services started being provided by Telesp, as per the restructuring mentioned in Note 2a.;

(ii) Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(iii) iTelefônica, provider of free internet access;

(iv) Speedy Wi-Fi, broadband service for wireless internet access;

(v) Speedy Corp, broadband provider developed specially to the corporate market;

(vi) Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rent of IT equipment;

(vii)Satellite TV services (Direct to Home – DTH) throughout the country. The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers.

Telefônica Sistema de Televisão S.A. (formerly Lightree Sistema de Televisão S.A.):

The corporate purpose of Telefônica Sistema de Televisão S.A. (“TST”) is to provide pay-TV services in the form of Multichannel Multipoint Distribution Service (MMDS), as well as telecommunication and internet-based services.

Telefônica Data S.A. (formerly Telefonica Empresas S.A.):

The corporate purpose of Telefônica Data S.A. is to provide and operate telecommunications services, as well as to prepare, implement and deploy projects involving integrated corporate solutions, telecommunication advisory services,

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and Background (Continued)

d) The telecommunications services subsidiaries and associated companies (Continued)

technical assistance services, sale, lease and maintenance of telecommunication equipment and networks.

Aliança Atlântica Holding B.V.:

A company formed under the laws of the Netherlands in Amsterdam, whose main asset is the participation of 0.61% in Portugal Telecom. As of December 31, 2009, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds a 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in providing technical assistance for the preparation of Rede Refibra project, by providing studies to make it more profitable, as well as to inspect the activities in progress related to the project. Currently, Telesp holds a 50% interest in this company.

2. Corporate events 2009 and 2008

a) Corporate restructuring involving A.Telecom S.A.:

By resolution of the General Shareholders’ Meeting held on December 30, 2009, A.Telecom was split off, and its split-off portion was later merged into the Company. This transaction comprised the transfer of fixed asset and rights related to part of A.Telecom customer portfolio. The net assets merged into Telesp amounted to R$99,293.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

2. Corporate events 2009 and 2008 (Continued)

b) Merger of TS Tecnologia da Informação Ltda.:

On May 22, 2009 the subsidiary TS Tecnologia da Informação Ltda. merged into its controlling company Telefônica Data S.A., for its book value and according to valuation report. Such company ceased to exist after the mentioned operation.

c) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A.

On October 21, 2008, the Company’s Board of Directors approved the proposed corporate reorganization involving the Company, Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), as approved at the General Shareholders’ Meeting held by Telesp on November 11, 2008.

The transaction included the following steps:

1st Step: DABR was merged into Telesp and, as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR were directly assigned to controlling shareholder SP Telecomunicações Participações Ltda. upon merger, with the rights applicable to outstanding shares issued by TELESP remaining unchanged. DABR’s net equity included goodwill from Telesp shares, in the amount of R$185,511, which was recorded at the acquisition date based on future profits. In accordance with Law No. 9532/1997, amortization of goodwill will provide Telesp with a tax benefit of R$63,074 and will be reversed in benefit of the Company’s controlling shareholder - SP Telecomunicações Participações Ltda. – through capital increase upon issue of the Company’s shares pursuant to CVM Instruction No. 319/1999. It was guaranteed to other shareholders the preemptive rights in the subscription of capital increases that may occur.

2nd Step: TTP was merged into Telesp, and, as a result, the company and its shares ceased to exist. Goodwill generated by the acquisition of this company in 2007 was recorded based on expected future profits, in the amount of R$848,307, and will provide Telesp with a tax benefit of R$288,424.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

2. Corporate events 2009 and 2008 (Continued)

c) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A. (Continued)

For merger purposes, the net equities of TTP and DABR were measured at book value on September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment was ratified at the GeneralShareholders’ Meeting held by Telesp on November 11, 2008. The merged companies had no unrecorded contingent liabilities that would have been assumed by Telesp as a result of this transaction. The transaction is not subject to approval by Brazilian or foreign regulatory entities or anti-trust agencies. No withdrawal rights were exercised since the subsidiaries had no non-controlling interests.

d) Capital increase in Telefônica Televisão Participações S.A. (“TTP”)

On February 29, 2008, the Company increased capital at Telefônica Televisão with the shares held in A.Telecom with this operation. A.Telecom became a wholly-owned subsidiary of TTP.

On July 25, 2008 the Company increased capital at Telefônica Televisão with shares held in Telefônica Data S.A. (“T.Data”). T.Data became a wholly-owned subsidiary of TTP.

3. Basis of presentation of the financial statements

The accompanying individual and consolidated financial statements as of December 31, 2009 and 2008 were prepared in accordance with accounting practices adopted in Brazil, with comprise the provisions of corporate legislation set forth in Law No. 6404/76, as amended by Law No. 11.638/07 and by Law No. 11.941/09, and the standards established by the Brazilian Securities Commission (CVM).

As permitted by resolution No. 565 of December 17, 2008, which approved Technical Pronouncement CPC No. 13, as from the year ended December 31, 2008 the Company and its subsidiaries started to adopt by Law No. 11.638/07 and Provisional Executive Order No. 449/08 (turned into Law No. 11.941/09 of May 27, 2009). The Company and its subsidiaries adopted January 1, 2008 as their transition date.

In the course of year 2009 the Brazilian Accounting Pronouncements Committee (CPC) issued and the CVM approved several accounting pronouncements in line with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), effective for fiscal years beginning on or after

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Basis of presentation of the financial statements (Continued)

January 1, 2010 and retroactively applied to fiscal year 2009 for comparability purposes.

The approval of the financial statements conclusion occurred in an Executive Committee Meeting on February 08, 2010.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the financial statements preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the financial statements.

Transactions, which involve estimates mentioned above, may result in different amounts when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimation and assumptions periodically.

The consolidated financial statements include the balances and transactions of the following directly and indirectly wholly-owned subsidiaries and jointly controlled affiliates which are proportionally consolidated, according to the corporate participation described below:

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the company and its subsidiaries have been eliminated.

For the financial statements as of December 31, 2008, certain items were reclassified to allow comparability of the current period. These reclassifications were considered to be immaterial in relation to the financial statements as a whole.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices

a) Cash and cash equivalents: include cash, positive current account balances, and investments redeemable 90 days from the deposit dates basically comprising CDB (Bank Deposit Certificate), indexed to CDI (Interbank Deposit Certificate) rate variation, with quick liquidity and unlikely change in market value.

b) Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers the average default rate.

c) Inventories: are stated at average acquisition cost, net of allowance for reduction to realizable value. This corresponds to items for use, maintenance or resale, and the latter includes basically equipment for finance lease operations.

d) Investments: equity interests in wholly owned, jointly controlled and associated companies are accounted for under the equity method. On the consolidated financial statements, all the investments in wholly-owned and jointly controlled companies are consolidated. The subsidiaries are consolidated as of December 31, of each period.

The exchange gains/losses on the shareholder’s equity of jointly-owned subsidiary Aliança Atlântica Holding B.V. are recognized in the parent company’s shareholders’ equity under the caption Cumulative Translation Adjustment.

e) Property, plant and equipment: this item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Asset costs are capitalized until the asset becomes operational.

Costs incurred after the asset becomes operational are immediately expensed, under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the Public Telecommunications Service regulations. The main rates are shown in Note 12.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

f) Intangible assets: these are stated at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful life. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

Goodwill arising from the acquisition of investments and recorded based on future profits are treated as intangible assets with indefinite useful lives.

g) Leases: agreements providing for use of specific assets are subject to analysis so as to identify the accounting treatment applicable to lease arrangements under Technical Pronouncement CPC No 06. Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance lease.

The Company has agreements classified as lease from both lessor’s and lessee’s standpoint. As a lessor, subsidiary A.Telecom has equipment lease agreements (Posto Informático), for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as finance lease, the Company records a fixed asset item, classified according to its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in P&L for the year throughout the contractual term.

h) Asset recoverability test: Management conducts at least annually reviews of the net book value of its assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate asset impairment or loss in its carrying amount. In cases where the net book value exceeds the realizable value an impairment provision is recognized to adjust the asset’s net book value to its realizable value.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

i) Financial Instruments: to classify and valuate its financial assets and liabilities, the Company uses the following categories based on Technical Pronouncement No CPC 14, Technical Guidance OCPC 03 Financial Instruments, and CVM Instruction No. 475:

Financial assets and liabilities existing at the balance sheet as of December 31, 2009 are stated by categories in Note 33.

Financial assets and liabilities should be initially measured at fair value. The fair value of financial assets and liabilities is determined based on (i) the price quoted in an active market or, if an active market does not exist, (ii) valuation techniques that allow estimating fair value on the transaction date, considering arm’s length transactions between knowledgeable and willing parties.

Financial assets and liabilities are subsequently measured at fair value or amortized cost. Amortized cost corresponds to (i) the initial carrying amount of financial assets or liabilities, (ii) less amortizations of principal and (iii) more or less interest accrued under the effective interest method.

The effects of subsequent measurement of financial assets and liabilities are directly posted to P&L for the year, except for financial assets available for sale, which are measured at market value by reference to the last stock exchange quote in the year. The related change in the fair value at financial assets available for sale is allocated to shareholders’ equity under the caption “Adjustments for Equity Valuation” (Note 11).

Derivatives are classified as financial assets or liabilities at fair value through profit and loss, except where they meet the criteria for hedge instruments.

Derivatives aimed at protecting specific market risks (foreign currency and interest rate risks) and considered to be effective are classified as fair value hedges. In this category both the derivative and the hedged item are adjusted to fair value at each balance sheet date. Changes in the fair value of derivatives and covered items are recognized in P&L for the year as financial income or financial expense.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

j) Reserves for contingencies, net: it is made based on management’s judgment and it is composed by several administrative and legal proceedings. It is recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. This reserve is presented net of the corresponding escrow deposits and classified as labor, civil or tax contingency (Note 19).

k) Post-employment benefit plans: the Company sponsors individual plans and multi-sponsored retirement and health care plans for its employees. Actuarial liabilities, relating to defined-benefit deliberation plans were calculated using the projected unit credit method as provided for by CVM Rule No. 371/2000, and the Company opted for immediately recognizing the actuarial gains and losses determined in the year.
Other considerations related to such plans are described in Note 31.

l) Other assets and liabilities: an asset is recognized in the balance sheet when it is likely that their future economic benefits will be generated on behalf of the Company and its subsidiaries and their cost or value can be reliably measured.

A Liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits. Provisions are recorded reflecting the best estimates of the risk involved.

m) Revenue recognition: revenues related to Telecommunications services rendered are recorded on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of lease payments.

Revenues from sales and services are subject to the following taxes and contribution taxes: State VAT -– ICMS, Service Tax– ISS, at the rates effective in  each location of business, the Social Contribution Taxes on Gross Revenue for Social Integration Program – PIS and Social Security Financing – COFINS.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

n) Foreign-currency-denominated balances and transactions: the Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at date of the transaction. Foreign currency denominated assets and liabilities are remeasured using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

o) Adjustment to present value: certain noncurrent assets and liabilities must be initially recorded at their present value, pursuant to Technical Pronouncement CPC No 12 -Adjustment to Present Value. The Company elected this method for the ICMS credit generated from the purchase of fixed assets, to be realized within a 48-month term.

p) Income tax and social contribution: corporate income tax and social contribution are accounted for on the accrual basis and are presented net of prepaid taxes, paid during the year. Deferred taxes assets and liabilities attributable to temporary differences and tax loss carry-forwards are recognized as deferred tax assets and liabilities, if applicable, on the assumption of future realization within the parameters established by CVM Deliberation No 273/1998 and CVM Instruction No. 371/2002.

q) Financial income (expense), net: represent interest, monetary and exchange variations arising from financial investments, debentures, loans and financing, as well as the results of derivative operations (hedge).

r) Concession agreement’s renewal fee: it is a fee which will be paid each odd years during the term of the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionately over each biennium concerned (Note 20).

s) Accounting estimates: used to measure and recognize certain assets and liabilities in the Company’s and its subsidiaries’ financial statements. These estimates were determined based on past and current events’ experience, assumptions in respect of future events, and other objective and subjective factors. Significant items subject to such estimates include, among others, selection of fixed and intangible assets’ useful lives; allowance for doubtful accounts; provision for losses on inventory; revision of fixed and intangible assets for impairment; deferred income and social contribution taxes; rates and terms used in determining the present value of certain assets and liabilities; provision for contingencies and actuarial liabilities; fair value measurement of financial instruments; and estimations

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

s) Accounting estimates (Continued)

for disclosure of the financial instruments sensitivity analysis table pursuant to CVM Instruction No. 475/08. Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties related to the estimate on process. The Company and its subsidiaries review their estimates and assumptions at least quarterly.

t) Statements of cash flows and of added value: the statements of cash flows are prepared and presented in accordance with CVM Deliberation No. 547, of August 13, 2008, which approved Technical Pronouncement CPC No 03 – Statements of Cash Flows, issued by the CPC.

The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

• Operating activities: refer to the main transactions performed by the Company and its subsidiaries and activities other than investment and financing; • Investing activities: refer to additions and write-offs of noncurrent assets and other investments not included in cash and cash equivalents;
• Financing activities: refer to activities resulting in changes in equity and loans.

The statements of added value are prepared and presented in accordance with CVM Deliberation No. 557, of November 12, 2008, which approved pronouncement CPC No 09 – Statement of Added Value, issued by the CPC.

u) Earnings per share: it is calculated based on the total number of shares outstanding at the balance sheet date.

5. Cash and cash equivalents

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

5. Cash and cash equivalents (Continued)

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter-bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

Subsidiary A.Telecom offers “Posto Informático”, a product that consists in the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in its December 31, 2009 financial statements (Note 4.g).

The consolidated accounts receivable as of December 31, 2009 and 2008 reflects the following effects:

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

(*) Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

7.1. Deferred income and social contribution taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 9, 2009.

Company estimates the realization of the deferred taxes as of December 31, 2009 as follows:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

7. Deferred and recoverable taxes (Continued)

7.1. Deferred income and social contribution taxes (Continued)

The recoverable amounts above are based on projections subject to changes in the future.

Tax losses and temporary differences in the respective amounts of R$106,166 and R$109,670 (R$62,512 and R$35,379 as of December 31, 2008), respectively, were not recognized by the subsidiaries as of December 31, 2009 in view of the unlikely generation of future taxable profits.

7.2. Merged tax credits

Refer to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability, to be used in compliance with the limits established by tax legislation.

(a) The balance of R$265,435 as of December 31, 2008 refers to the tax credit resulting from TTP corporate restructuring, as mentioned in Note 2.c., which was reclassified to this caption from Intangibles (Note 13). This reclassification was made to improve presentation of the financial statements, since goodwill amortization was discontinued as from fiscal year 2009.

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

(a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

(b) Comprises commercial agreements with global service providers. These agreements represented as improvement in P&L of R$77,066 for fiscal year 2009.

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote. Those deposits related to provisions are presented in Note 19.

(*) Other investments are measured at fair value, as mentioned in Note 4.i.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

11. Investments (Continued)

The main accounting information of wholly-owned and jointly-controlled companies at December 31, 2009 and 2008 are as follows:

Investments in affiliates accounted for under the equity method derive from TTP, which was merged by the Company, as mentioned in Note 2.c. Significant information on these affiliate companies, are as follows:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) For the years ended December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

11. Investments (Continued)

In December 2009 the Company made an advance for future capital increase in the amount of R$25,000 in its wholly-owned subsidiary Telefônica Data S.A., recorded under caption “Heading for capitalization”.

The Company and Consolidated equity method in subsidiaries and affiliates is as follows:

29

(a) Includes IT equipment contracts classified as finance lease in the amount of R$ 41,919. Information on amounts payable is stated in Note 20.

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.
(b) Goodwill arising the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.), in 2004.
(c) The goodwill arising from TTP acquisition (see Note 2.c) which is based on a future profitability analysis. For financial tatement presentation purposes, the tax credit as of December 31, 2008 in the amount of R$265,435 was reclassified to eferred and Recoverable Taxes in the form of tax credits from merger (Note 7), considering that goodwill amortization was eased to be accounted for at December 31, 2008

On October 10, 2007, BNDES approved a credit facility capped at R$2,034,717 to fund Company investments, of which R$1,959,464 (principal amount) has already been released and the related investments have been duly proven and accepted by BNDES. This credit facility is intended for investments in goods and services produced locally (sub-credit at the cost of Long-Term Interest Rate [TJLP] + 3.73% p.a.) and which, concurrently, contain local technology (sub-credit at the cost of TJLP + 1.73% p.a.), according to BNDES methodology to evidence and confirm these facts.The TJLP is a specific referential rate not comparable with other market-observable rates applicable to similar repayment terms.

Accordingly, at December 31, 2009 this instrument was recognized in the balance sheet at its amortized cost, which is equivalent to its fair value as of that date.

Covenants and collaterals

The loan from BNDES includes restrictive covenants related to maintenance of certain financial indexes, which is biannually settled over the agreement term and, up to date have been met.

The loan from Mediocrédito is secured by the Federal Government, whereas BNDES financing is guaranteed by SP Telecomunicações Participações Ltda.

Debentures conditions were renegotiated on September 1, 2007, date of end of the first Remuneration period and beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures are entitled to interest yield, payable on a quarterly basis indexed for DI rates, plus 0.35% yearly spread.

(a) Income and social contribution taxes payable are presented net of payments on an estimate basis.

(b) The item ‘Legal liabilities’ accounts for amounts related to lawsuits in which the Company seeks noncollection of CIDE (Social Contribution Tax for Intervention in the Economic Order) on remittances as consideration for international telecommunications and other services provided for in contracts executed with foreign companies. These suits are currently examined in higher courts.

(c) The item ‘Others’ includes FUST amounts payable of R$185,201 as of December 31, 2009 (R$139,511 as of December 31, 2008), net of judicial deposits of R$192,109 (R$126,832 as of December 31, 2008). The corresponding difference of R$6,908 as of December 31,2009 remained in the escrow deposits caption.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies,net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during 2009:

(a) In the case lawsuits of civil and labor natures referring to cases considered similar and usual (massive), management has been using, as from the second quarter of 2009, estimates calculated based on the historical average of payments made in mass lawsuits to set up provision for contingencies. The reversal of provision for labor claims amounted to R$158,478 and supplementation of provision for civil suits totaled R$ 49,474, both of which are recorded in “Other operating income (expenses), net” (Note 27).

19.1. Labor contingencies and reserves

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.1 Labor contingencies and reserves (Continued)

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others. In addition, the Company is party to a Public Civil Action instituted by the Labor Public Prosecution Office in respect of decision on refraining Telesp from engaging an unrelated appointed company to carry out the Company’s main activities, which had its degree of risk changed from remote to possible. No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

The Company made escrow deposits in the amount of R$112,752 for the reserves mentioned above.

19.2. Tax contingencies and reserves

The principal tax contingencies according to the risk, are as follows:

• Claims by the National Institute of Social Security (INSS) referring to:

a) Work Accident Insurance– SAT Collection and jointly liability for social security contributions allegedly not had been paid by its contractors in the amount of approximately R$338,964, of which R$98,660 were provisioned. In September 2009 the Company management partially waived this litigation by settling the amount involved of R$54,241 through the government’s Tax Amnesty Program – REFIS which provides for reduced fine and interest charges. The remaining balance of this provision was reversed to P&L in the amount of R$44,419 (Note 27). The lawsuit is in the 2nd Court Level and no provision was made since the likelihood of loss is deemed possible.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.2. Tax contingencies and reserves (Continued)

b) Social security contribution on compensation of salary devaluation arising from inflationary losses related to “Plano Verão” and “Plano Bresser”, in the amount of approximately R$148,503. In view of an official decision handed down by the Brazilian IRS which, based on Binding Abridgement No. 8 from the Federal Supreme Court, acknowledged the barring period for part of the amount involved, the Company’s management decided to reverse the provision set up for the amounts so barred in the amount of R$2,940, with a provision of only R$26 remaining. For the amounts not covered by the barring period, no provision was made since the likelihood of loss is deemed possible.

c) Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency
(SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately of R$64,073. These lawsuits are in the 2nd Court Level. No provision was made in the balance sheet, for which the likelihood of loss is deemed possible.

d) Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made in the balance sheet, for which the likelihood of loss is deemed possible. This matter is at the 2nd administrative level.

• Claims by the Finance Secretary of the State of São Paulo referring to:

e) Assessments on 2001, related to ICMS (State VAT) allegedly due on international long-distance calls for the period from November, 1996 to December, 1999. In view of the partially favorable decision awarded at administrative level, the contingency amount was reduced to R$364,067.
One suit is at the last administrative level and two suits are at the 1st Court level. Considering the risk of a possible loss, no provisions were recognized.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.2. Tax contingencies and reserves (Continued)

f) Infraction notice related to the use of credits in the period from January to April 2002. Since this dispute was rendered an unfavorable administrative decision, a lawsuit was filed in the amount of R$46,211, where chances of loss were assessed as possible. This suit is currently at the 1st Court level. Considering the risk degree, no provision was made.

g) Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000 and from July 2000 to December 2003, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$135,911. The risk is considered possible by legal counsel. The claims are at the 2nd administrative level. Considering the risk level, no provision was made.

h) Infraction notice related to nonpayment of ICMS, from January 2001 to December 2005, on amounts received for equipment lease (modem), totaling R$169,628. The suit is at the last administrative level. Considering the risk of a possible loss, no provision was recognized.

i) Infraction notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$371,034. This proceeding was awarded an unfavorable decision at administrative level and is currently awaiting a lower-court decision. No provision was made since chances of loss were assessed as possible.

j) Infraction notice drawn up by the Finance Secretary of the State of São Paulo on June 14, 2007, referring to co-billing operations from May to December 2004, due to: (i) non presentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) unpaid of tax concerning to a portion of the communication services rendered. The amount involved is R$9,116, already considering payment of the notice item one in the terms of Law No. 6374/89 and of Decree No. 51960/07 (PPI), related to non-payment of taxes. Part of the infractions results from the not filed information by other operating companies. The likelihood of loss is assessed as possible.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.2. Tax contingencies and reserves (Continued)

The claim is at the 1st administrative level. Considering the risk involved, the Company did not record a provision.

k) Infraction notice relating to non-collection of ICMS for the period from January 2006 to December 2007 on amounts received for equipment lease (modem) in the amount of R$55,297. This suit is currently examined at 1st Court level, and no provision was made since its chances of loss assessed as possible.

l) Infraction notice relating to non-collection of ICMS for the period from January 2006 to December 2007, since the Company would have failed to include revenues from miscellaneous supplementary services in its ICMS base. The amount subject of these notices totals R$443,913. This claim is currently examined at 1st administrative level, and no provision was made given its chances of loss assessed as possible.

• Litigation at the Federal and Municipal Levels:

m) Collection of COFINS due to the offsetting made in November 1995 against FINSOCIAL credits (increased rate) and of PIS/PASEP offset of debts against PIS/PASEP credits declared unconstitutional (Resolution
No. 49 of the Federal Senate). Both suits total R$ 5,161 and are awaiting decisions at the last administrative level and the second court, respectively. A provision was made in the total amount of R$ 5,161.

n) The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$33,438. The claim is at the 2nd court level. The risk is considered possible. Considering the risk level, no provision was made.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.2. Tax contingencies and reserves (Continued)

o) On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion not to exclude interconnection expenses from FUST basis, modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company etitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis and/or not to be subject to the retrospective payment of differences identified as a result of adopting the noncumulative system by operation of Anatel Abridgement No. 7/2005. As a consequence of new events that turned the expected outcome of the suit into favorable to the Company, particularly because of the stated unlawfulness of the FUST contribution collection on interconnection revenues earned, Company management decided to change the methodology for computation of amounts to be deposited, excluding interconnection revenues therefrom. The amount involved totals R$399,557. A portion of this amount, R$207,448 refers to differences arising from adoption of the noncumulative taxation system in the retroactive period (from 2001 to 2005), whereas the remainder, R$192,109 refers to differences determined for the period comprised between 2006 and the current date, which have been the subject of monthly escrow deposits. A provision was made for the amounts currently deposited as mentioned in Note 16. The suit is under analysis at the second higher judicial level.

p) Decision rendered by the Brazilian IRS Office in São Paulo, which did not validate the applications for credit offsetting arising from Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL) losses in calendar year 2003 amounting to R$470,771 (principal, fine and interest charges). An appeal was lodged against this decision at administrative level and is currently awaiting a lower-court decision. Based on external lawyers risk assessment, chances of loss are assessed as possible for the amount of R$94,886 and as remote for the remaining balance. Considering the risk level, no provision was made.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.2. Tax contingencies and reserves (Continued)

q) New trial filed by the Federal Government against Telesp to overturn final an unappealable favorable decision whereby the procedure adopted by the Company to offset FINSOCIAL credits (years 1989 to 1992) against COFINS debts (from March to November/1995) was deemed lawful. The amount involved corresponds to R$15,234. Chances of loss were assessed as possible and therefore no provision was made for this issue.

• Challenged additional contributions to the Unemployment Compensation Fund:

r) Introduced on June 29, 2001, Complementary Law (LC) No. 110 provided for additional social contributions to the Unemployment Compensation Fund – FGTS. The objective of this governmental provision is to share with employers the cost of the Fund’s compensation for inflationary losses on FGTS account balances arising from Verão and Collor economic plans, which were declared unconstitutional by the Federal Supreme Court. Acknowledging the LC unconstitutionality, the Company petitioned a Security Mandate in order to recognize the right not to collect these additional social contributions. Litigation is focused on these additional collections thus directed to the Fund and does not entail any underpayments of FGTS deposits on behalf of the Company employees.
This suit is awaiting a decision at 2nd Court level. A provision was made in the amount of R$59,764.

s) Other contingencies, particularly those which chances of loss were assessed as possible, in the amount of R$909,937, and probable, in the amount of R$2,050, concern lawsuits associated with miscellaneous subject which individually matters immaterial.

19.3 Civil contingencies and reserves

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.3 Civil contingencies and reserves (Continued)

The principal civil contingencies according to the risk, are as follows:

a) Community Telephone Plan - PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$146,772. Legal counsel assessed chances of loss as possible, and the suits are currently awaiting a decision at second higher court level.

b) There is a collective claim by ASTEL – Sistel Participants Association in São Paulo State, against the Company Suit brought by members of the Sistel Association in the State of São Paulo questioning the changes in the health care plan for the Company’s retirees (PAMA). The suit is at the initial stage and there has been no judgment of dismissal. The Company’s management, based on its legal counsel opinion, considers this proceeding as possible risk, with an estimated amount of R$346,596.According to the risk, no provision was recorded.

c) On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount is R$74,783. On October 1, 2004 the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. The suit is currently at the Higher Court of Justice, awaiting trial of Telesp and WCR appeals. Since the risk level was considered as probable, provision was made.

d) Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued)
December 31, 2009 and 2008
(In thousands of reais)
(A free translation of the original report issued in Portuguese)

19. Reserves for contingencies, net (Continued)

19.3 Civil contingencies and reserves (Continued)

Considering the risk of a probable loss, a provision of R$18,311 was made.

e) As of December 31, 2009, the Company has a provision of R$130,715 for fines relating to Several Administrative Proceedings filed by ANATEL against Telesp, considered by the legal advisors as a probable risk of loss.

f) Civil Class Action instituted by the São Paulo State Public Prosecution Office seeking pecuniary and pain and suffering damages to all telecommunication service consumers, in relation to the period 2004 to 2009, by virtue of poor services and/or service failure. The claimed sentence is of general nature and the Company would be held liable for these damages upon enforcement of the decision. The Public Prosecution Office proposed R$1 billion as the amount sought if there are no applications in a number compatible with the level of inflicted damage, to be deposited in the Special Fund for Compensation for Miscellaneous Interests Jeopardized. No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

g) Civil Class Action filed by ASTEL –SISTEL Members’ Association in the State of São Paulo against the Company, SISTEL foundation, and others, seeking annulment of the PBS private pension plan spinoff in year 2000 which gave rise to a specific PBS-Telesp plan, and of the related allocations of technical surplus funds and tax contingency existing by the time of the spinoff. The Company’s legal counsel considers this proceeding as possible risk. Estimating the amount involved is impracticable and contingent upon expert analysis, since it concerns Sistel’s spin-off portion related to telecom operators from the former Telebrás System.

h) Lawsuits which chances of loss assessed as possible concern transfers of PIS and COFINS and various other subject matters, the latter ones being estimated at R$145,754. As regards suits assessed as of probable risk, the estimated amount corresponds to R$220,001.

(a) The total amount due for the concession renewal fee was paid in April 2009 (Note 1.c)

(b) Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(c) Finance Lease: The Company has lease financing contracts for use of IT equipment. The minimum payment amounts of referred to lease financing arrangements, as well as their present value, are set out below:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Other liabilities (Continued)

Maturity Schedule:

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

21. Shareholders’ equity

a) Capital

Paid-in capital is of R$6,575,480 at December 31, 2009 and 2008. Subscribed and paid-in capital is represented by shares without par value, as follows:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity (Continued)

a) Capital (Continued)

The Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

b) Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Donations and subsidies for investments

These represent amounts in assets donated by subscribers for the expansion of the telecommunications services plant until 2007. After 2008, these donations will be classified as deferred revenues under liabilities.

c) Treasury shares

These correspond to the Company’s treasury shares which resulted from merger with TDBH occurred in 2006, part of which refer to exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44.77. At December 31, 2009, the market value of treasury shares was R$16,058.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity (Continued)

d) Income reserves

Legal reserve

According to article 193 of Law No. 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

e) Special goodwill reserve

This represents the tax benefit generated by the merger of DABR (Note 2.c) which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

f) Dividends

The Company’s by-laws provide for mandatory distribution of minimum dividends to all shareholders corresponding to 25% of adjusted net income, for distribution, as established by article 202, subparagraphs II and III of Law No. 6404/76 provided there are funds available.

Dividends are calculated in accordance with the Company’s by-laws and with the Brazilian Corporation Law. The Company presents the calculation of dividends and interest on shareholders’ equity for 2009 and 2008 as follows:

The balance of unallocated net income for the year at December 31, 2009, in the amount of R$1,097,973, and the dividends and interest on shareholders’ equity prescribed in 2009 in the amount of R$153,673, totaling R$1,251,646 were classified as dividends payable according to management’s proposal distribution of net income for the year, to be submitted for approval of the Ordinary General Shareholders’ Meeting.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity (Continued)

f) Dividends (Continued)

Management’s proposed dividend payment to be approved:

(i) 10% higher than the amount attributable to each common share, pursuant to article 7 of the Company’s by-laws.

g) Interest on shareholders’ equity

As proposed by Management, in 2009 and 2008, interest on shareholders’ equity was credited to shareholders in accordance with article 9 of Law No. 9,249/95, net of withholding tax, as follows:

Tax-exempt shareholders received interest on shareholders’ equity in full, not subject to withholding tax.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity (Continued)

h) Payment of dividends and interest on shareholders’ equity

On March 25, 2009, the Ordinary General Shareholders’ Meeting approved the allocation of dividends based on the net income for 2008 in the amount of R$395,109, as defined in the allocation of net income proposed to the holders of common and preferred shares included in the Company’s records by the end of March 25, 2009. Payments of such dividends began on June 17, 2009 onwards.

On May 18, 2009, the Company’s Board of Directors approved the payment of interim dividends in the amount of R$470,000 based on profit recorded in the quartely financial statements as of March 31, 2009, to the holders of common and preferred shares included in the Company’s records by the end of May 18, 2009. Payments of such dividends began on June 17, 2009 onwards.

On September 30, 2009, the Board of Directors approved the credit of interest on shareholders’ equity referring to fiscal year 2009 in the amount of R$400,000, subject to 15% withholding income tax resulting in the amount of R$340,000 to the holders of common and preferred shares included in the Company records by the end of September 30, 2009. Payments of such dividends began on December 21, 2009.

On December 9, 2009, the Board of Directors approved the credit of interest on shareholders’ equity for fiscal year 2009 in the amount of R$205,000, or R$174,250 net of withholding taxes, to holders of common and preferred shares included in the Company’s records by the end of December 30, 2009. The payment will be made on a date to be decided at the Ordinary Shareholders’ Meeting.

i) Unclaimed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after 03 (three) years, as from the date of beginning of payment thereof if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity (Continued)

j) Adjustment for equity valuation and cumulative translation adjustment

Adjustment for equity valuation

This represents net gains and losses from changes in the fair value of financial assets classified as available-for-sale (Notes 4 and 11).

Cumulative translation adjustments

This represents foreign exchange fluctuations derived from the translation of net equity of foreign investments.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

22. Net operating revenue (Continued)

(i) The group of accounts “Other”, under Gross operating revenues, includes revenue from finance lease, as described in Note 4.m.

Tariff adjustments affecting recorded revenue

Tariff adjustment for fixed-line to fixed-line services effective as of July 24, 2008. Tariffs increased by 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

Tariff adjustment of 3.01% for fixed-line to mobile services (VC1, VC2 and VC3), also is effective as of July 24, 2008. Interconnection fees for the Voice User Mobility (VUM) network were also adjusted by 2.06% as from July 24, 2008.

Tariff adjustment for fixed-line service calls effective as from September 16, 2009. Tariff increases corresponded to 0.98% for Local and LDN services

Telecomunicações de São Paulo S.A. - Telesp

24. Selling expenses

	Company		Consolidated	
	2009	**2008**	**2009**	**2008**
Depreciation and amortization	**(142,785)**	(168,604)	**(143,091)**	(168,875)
Personnel	**(348,745)**	(349,480)	**(367,381)**	(368,611)
Organizational Restructuring Program	**-**	(7,526)	**-**	(7,526)
Materials	**(44,819)**	(61,718)	**(45,494)**	(61,944)
Outside services	**(1,334,740)**	(1,347,438)	**(1,412,575)**	(1,374,596)
Allowance for doubtful accounts	**(426,387)**	(461,760)	**(564,580)**	(538,625)
Other	**(24,465)**	(44,247)	**(35,230)**	(80,379)
Total	**(2,321,941)**	(2,440,773)	**(2,568,351)**	(2,600,556)

25. General and administrative expenses

	Company		Consolidated	
	2009	**2008**	**2009**	**2008**
Depreciation and amortization	**(76,947)**	(76,955)	**(107,046)**	(98,395)
Personnel	**(143,498)**	(138,860)	**(146,653)**	(143,774)
Organizational Restructuring Program	**-**	(6,591)	**-**	(8,537)
Materials	**(7,559)**	(8,508)	**(7,625)**	(8,776)
Outside services	**(363,235)**	(326,431)	**(530,044)**	(430,826)
Other	**(64,253)**	(45,280)	**(76,230)**	(65,214)
Total	**(655,492)**	(602,625)	**(867,598)**	(755,522)

26. Permanent asset disposal, net

	Company		Consolidated	
	2009	**2008**	**2009**	**2008**
Proceeds from sale of property, plant and equipment and investments	**27,866**	15,548	**28,254**	27,370
Cost of sale of property, plant and equipment and investments	**(26,221)**	(41,761)	**(42,628)**	(77,925)
Total	**1,645**	(26,213)	**(14,374)**	(50,555)

(a) Comprises commercial agreements with global service providers. These agreements represents an improvement in P&L of R$77,066 for fiscal year 2009.

(b) In the case lawsuits of civil and labor natures referring to cases considered similar and usual (massive), management has been using, as from the second quarter of 2009, estimates calculated based on the historical average of payments made in mass lawsuits to set up provision for contingencies. The reversal of provision for labor claims amounted to R$158,478 and supplementation of provision for civil suits totaled R$ 49,474.

Additionally, tax claims provisions were reversed in the amount of R$44,419 in September 2009.

29. Income and social contribution taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2009 and 2008 is shown in the table below:

The components of deferred income tax and social contribution tax assets and liabilities on temporary differences are shown in Notes 7 and 16 respectively.

Total consolidated current income tax and social contribution tax payable at December 31, 2009 amounts to R$779,714 (R$1,071,609 as of December 31, 2008).

Trade accounts receivable include receivables for telecommunications services. principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A., Telefonica de Argentina S.A. and Telefónica de España S.A., particularly for long-distance services and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

30. Transactions with related parties (Continued)

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefonica CTC Chile S.A, Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Telecom Colombia and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., SP Telecomunicações Holding Ltda., Telefonica Telecom Colombia and reimbursements payable to Tiws Brasil Ltda and Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A., call center management services provided by Atento Brasil S.A. and supply of international transmission infrastructure by Tiws Brasil Ltda.

Selling expenses refer mainly to marketing services by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

Management fees

Compensation paid by the Company to its Management and Statutory Officers in 2009 was approximately R$13,500 (R$11,248 in 2008). Of this amount, R$8,700 (R$8,737 in 2008) refers to salaries and fringe benefits, and R$4,800 (R$2,511 in 2008) to bonuses.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

31. Post-retirement benefit plans

The plans sponsored by the Company and the related benefit types are as follows:

(1) DB = Defined Benefit Plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both DB- and DC-type benefits. Only assets and liabilities relating to these plans’ defined benefit portions will be disclosed in the reconciliations, in compliance with CVM Rule No. 371.

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), administered by Visão Prev, which covers approximately 0.50% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided to retired employees and their dependents (administered by Fundação Sistel), at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 15.69% of payroll of employees covered by the plan, of which 14.19% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plans administrative and maintenance expenses, including participant’s death and disability risks. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

31. Post-retirement benefit plans (Continued)

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2009, the Company made contributions to the PBS Telesp Plan in the amount of R$22 (R$28 in 2008) and to Plano Visão Telesp in the amount of R$22,861 (R$20,297 in 2008).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$330 (R$313 in 2008).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan amounted to R$652 (R$646 in 2008).

The actuarial valuation of the plans was made in December 2009 and 2008 based on the record of plan members as of August 2009 and 2008, respectively, and the financial information as of December 31, 2009 and 2008, respectively, adopting the projected unit credit method. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to October 31, 2009 and 2008, respectively, and that for multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company as of December 31, 2009 and 2008 are as follows:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

(i) Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

(ii) Surplus was not recorded by the sponsors as assets in view of limitations imposed by the private pension management council.

Telecomunicações de São Paulo S.A. - Telesp

31,2009

31. Post-retirement benefit plans (Continued)

d) Change in actuarial liabilities

	CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/ TData
Actuarial liabilities on December 31, 2007	20,790	137,634	905,636	76,802	22,561
Cost of current service	-	187	-	124	2,846
Interest in actuarial liabilities	2,073	14,532	93,587	7,926	2,258
Benefits paid during the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Actuarial (gains)/losses in the year	6,942	45,614	152,903	12,756	1,971
Actuarial liabilities on December 31, 2008	26,482	190,541	1,068,380	91,583	28,875
Cost of current service	-	157	-	134	3,368
Interest in actuarial liabilities	2,503	18,973	104,318	8,935	2,736
Benefits paid during the year	(3,133)	(7,817)	(84,183)	(6,341)	(552)
Participant's contributions in the year	-	-	-	10	224
Actuarial (gains)/losses in the year	(2,344)	36,913	(6,056)	(1,223)	(3,303)
Actuarial liabilities on December 31, 2009	23,508	238,767	1,082,459	93,098	31,348

e) Change in plan assets

	CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/ TData
Fair value of plan assets at 12/31/2007	-	62,998	1,468,827	99,132	70,248
Benefits paid in the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Total contribution in the year	3,323	5	-	340	2,406
Expected return on plan assets in the year	-	5,794	156,393	10,701	7,689
Gains/(losses) on assets	-	6,882	(78,033)	(11,981)	13,694
Fair value of plan assets at 12/31/2008	-	68,253	1,463,441	92,167	93,273
Benefits paid in the year	(3,133)	(7,817)	(84,183)	(6,341)	(552)
Total contribution in the year	3,133	15	-	30	2,962
Expected return on plan assets in the year	-	7,064	169,599	9,976	10,381
Gains/(losses) on assets	-	2,833	(69,237)	12,229	4,764
Fair value of plan assets at 12/31/2009	-	70,348	1,479,620	108,062	110,828

Telecomunicações de São Paulo S.A. - Telesp

31. Post-retirement benefit plans (Continued)

f) Expenses estimated for 2010

	CTB	PAMA	PBS-A	PBS	Visão Telesp/Assist /TData
Cost of current service	-	160	-	93	3,933
Interest cost	2,148	23,038	102,290	8,803	2,865
Expected return on assets	-	(6,490)	(141,762)	(11,334)	(11,970)
Employee contributions	-	-	-	(14)	(270)
Total expenses (reversals) for 2010	2,148	16,708	(39,472)	(2,452)	(5,442)

g) Actuarial assumptions

2009	Expected return rate on plan assets	Future salary increase rate	Medical cost increase rate	Benefit growth rate	Increase in use of medical services for each additional year of age	Expected age established for the use of medical services	Expected age established for retirement
PBS/Visão Telesp/Visão Assist/Visão T.Data	10.84%	PBS: 6.14% Visão: 6.79%	N/A	4.60%	N/A	N/A	First age for right to one of the benefits
CTB	N/A	N/A	N/A	4.60%	N/A	N/A	First date on which it becomes eligible for a Social Security benefit
PAMA	9.84%	N/A	7.73%	N/A	4.00%	5% to reach 52 years and 10 of participation, 3% for each subsequent year, 100% in eligibility for normal retirement	N/A
PBS-A	9.86%	N/A	N/A	4.60%	N/A	N/A	N/A

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

• Actuarial liability discount-to-present-value rate: 9,83%;
• Inflation rate: 4,60%;
• Capacity factor for salaries and benefits: 98%;
• Turnover: 0.15/(years of service +1), zero from age 50;
• Disability entry table: Mercer Disability;
• Actuarial Table: AT83 segregated by sex; and
• Disability mortality table: IAPB-57

Note: All rates are nominal, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

• Actuarial liability discount-to-present-value rate: 10.14%;
• Inflation rate: 4,90%;
• Capacity factor for salaries and benefits: 98%;
• Turnover: 0.15/(years of service +1), zero from age 50;
• Disability entry table: Mercer Disability;
• Actuarial Table: AT83 segregated by sex; and
• Disability mortality table: IAPB-57

32. Insurance

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

Management of the Company and its subsidiaries understand that insurance is provided in amounts deemed sufficient to cover related risks. The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

33. Financial instruments

The table below shows a breakdown of financial assets and liabilities as of December 31, 2009.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

33. Financial instruments (Continued)

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However the nterpretation of market information as well as the selection of methodologies requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result the estimates  presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available in December 2009 and 2008.

The table below shows the composition of investments in other companies at market value as of December 31, 2009 and 2008:

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

33. Financial instruments (Continued)

Risk management policy (Continued)

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. In order to minimize the risk of financial liabilities in foreign currency, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness (R$23,006 on December 31, 2009), the net purchase commitment liabilities denominated in foreign currency (R$3,788 on December 31, 2009) are significantly affected by the foreign exchange rate risk. As of December 31 2009, 0.65% (13.68% on December 31, 2008) of the debt was denominated in foreign currency (U.S. dollar); the debt as of December 31, 2009 and 2008 was covered by asset positions on currency hedge transactions (swaps for CDI).

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal interest rate fluctuations affecting the Company’s results (debentures) and the short positions of derivatives at floating interest rates to cover the risks of foreign currency-denominated debts.

The debt from BNDES is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.25% per annum from July 2007 to late June 2009. As from July 2009, it was announced a TJLP rate reduction to 6% per annum., which positively impacted this portion of the debt. Until the end of this year the rate was kept at 6% per annum.

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$2,266,896 (R$1,709,013 at

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

33. Financial instruments (Continued)

Risk management policy (Continued)

b) Interest rate risk (Continued)

December 31, 2008), substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term. As of December 31, 2009 the Company also contracted CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (Note 15).

c) Debt acceleration risk

As of December 31, 2009, the Company has one financing agreement in force which contains restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company, and all economic and financial indexes contractually provided have been achieved.

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of December 31, 2009, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

33. Financial instruments (Continued)

Derivatives

All the Company’s derivative instruments have the objective of providing hedge against the risk of variation in foreign exchange and internal interest rates arising from financial debts, according to the company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of these hedge instruments upon origination and on an ongoing basis (quarterly). As of December 31, 2009, the hedge instruments taken were effective for the debts they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting under technical Pronouncement CPC No 14 and OCPC 03, the debt covered may also be adjusted at fair value according to the rules applicable to fair value hedge.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine market value of the finance liabilities (where applicable) and derivative instruments (currency and interest rate swap) considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market value of currency coupon swaps vs. CDI were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

a) Swaps of foreign currency x CDI (R$23,010) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange in loan operations with these characteristics (debt fair value of R$ 23,007).

b) Swap CDI + 0.35% x CDI percentage swap (derivative fair value of R$1,514,243) – contracted swap operations maturing until September 2010 with identical flow as that of debentures (Note 15), to cover the risk of fixed spread (0.35%) (fair value of debentures, excluding premium of R$1,514,243).

As of December 31, 2009, the Company no longer has CDI Swap x Prefixed contracts to partially cover fluctuations in internal interest rates in relation to payable swap operations of CDI-exposed derivatives.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

33. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

The aging list of swap contracts as of December 31, 2009 is as follows:

For reporting purposes, the Company adopted the hedge accounting method for all of its foreign currency swaps x CDI. Under this methodology, both the derivative and the hedged item are measured at fair value. The derivatives associated with the debentures were not considered pursuant to this methodology.

For the year ended December 31, 2009, derivative operations generated a net consolidated loss of R$58,035 (Note 28). At December 31, 2009, 100.00% of the Company’s foreign currency denominated debt was covered by asset positions on currency hedge transactions (swaps for CDI), which generated a net consolidated loss of R$59,630. The Company also has operations involving swap – CDI + spread vs. %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$1,650. Swap operations – CDI vs. pre, generated a net consolidated loss of R$55 during the year.

At December 31, 2009, the balance of R$575 is recorded as assets and R$31,671 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the year ended December 31, 2009, grouped by contracts, were recognized in profit and loss accounts (Note 28), as required by CVM Instruction No. 475/08.

Telecomunicações de São Paulo S.A. - Telesp

Notes to the financial statements (Continued) December 31, 2009 and 2008 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

33. Financial instruments (Continued)

Sensitivity analysis of the Company’s risk variables

CVM Instruction requires listed companies to disclose, in addition to the provisions of item 59 of Technical Pronouncement CPC No. 14 - Financial Instruments: Recognition, Measurement and Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments. In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates) on the maturity dates of each transaction. Accordingly, the probable scenario does not provide for any impact on the fair value of the financial instruments above stated. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its financial debt, the changes in scenarios offset by changes the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

The net exposure in CDI shown in the sensitivity analysis does not reflect the Company’s total exposure to the internal interest rate, considering that, as previously mentioned, the Company uses short-term investments based on the CDI rate variation as a partial “natural hedge” (R$2,266,896 at December 31, 2009).

In order to derive the net exposure, all derivatives were considered at market value, as well as their associated debts (hedged items).

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2009, however they do not reflect an estimated realization in view of the market dynamics, constantly monitored by the Company. The use of different assumptions may significantly impact estimates.

Telecomunicações de São Paulo S.A. - Telesp

Management report

(A free translation of the original report issued in Portuguese)

Dear Shareholders,

In compliance with legal and statutory provisions, the management of Telecomunicações de São Paulo S.A. – Telesp hereby submits for your appreciation the Management Report and the Company and consolidated Financial Statements, with Reports of Independent Auditors and of the Supervisory Board, for the year ended December 31, 2009.

1. Message from the Board of Directors

The year of 2009 was marked by a slowdown of the world economy, with a sharp downturn observed particularly in the United States and European Union. However, economies in development, in general, showed a more accelerated recovery in relation to developed countries.

In this regard, Brazil revealed to be more resistant to this crisis scenario. After depreciation of the real in the first four-month period of the year, resulting from the risk aversion observed worldwide, the exchange parity recorded a fall during the following months. The currency appreciation helped control inflation and enabled that the Brazilian Central Bank reduce the basic interest rate (SELIC), which ended the year at 8.75%. The economic activity benefited from this actual and nominal interest rate reduction.

In 2009, Telefônica faced uncountable challenges and achievements. The Company, believing in the rapid recovery of the economic activities and in the need to modernize and increase the capacity of its network, which services close to 15 million customers in the state of São Paulo, maintained the investments forecasted for the year, having as priority the improvement in the quality of services provided.

Among the services rendered, the broadband service, provided under the Speedy brand, reached 2.6 million customers in the year. The annual moderate growth in this service was due to interruption of sales in June 2009, determined by the National Communications Agency (ANATEL), due to instability events observed in the service rendered, being the sales returned in August 2009, after ANATEL’s authorization and the deployment of the stabilization plan.

The commitment to quality was strengthened with the creation of the plan “Telefônica em Ação” (http://www.telefonicaemacao.com.br), based on two principles: network expansion and stabilization and reformulation of the operating and commercial practices.

The broadband network stabilization and expansion measures include the following:

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

1. Message from the Board of Directors (Continued)

- Duplication of the DNS (Domain Name Server) server resolution capacity and increase in the redundancy and risk contingency plans, expanding from two to six DNS centers;

- Increase from 60 Gbits to 140 Gbits in the capacity of the international toll gate, in addition to engaging a third exit to increase redundancy;

- Increase from 240 to 520 Gbits in the backbone IP (Internet Protocol) in the State.

The second aspect of the commitment to quality involved the reformulation of operating and commercial practices. An example of such change in the sales model is the audit of 100% of Speedy sales, through which a second sales center agent checks whether the customer is aware of the service engaged with the first agent. Speed, installation period and technical availability for installation are confirmed, aligned with the clients’ expectations in connection with the products to be delivered. The decrease in the total number of calls to the Customer Attention Center was expressive, falling by 50% in relation to February 2009, with a higher capacity to solve the issues brought forth by customers in the first call, thus ensuring more agility, efficiency and comfort to customers.

Improved services, processes and other implemented actions have ensured a higher rate of customer satisfaction, as could be observed by the significant reduction in the number of Telefônica customers who rely on external entities to address Company-related issues. In December 2009, complaints filed with the São Paulo State Consumer Protection and Defense Foundation (PROCON-SP) fell by 68% and with ANATEL, by 54%, in relation to the beginning of the year. These are important examples of the results obtained as a consequence of this transformation.

All such initiatives, investments and forms of operation implemented on a constant basis by Telefônica in the past years have led to a more solid structure, enabling that  the Company capture most of the telecommunications market growth potential in the years ahead.

2010 promises to be a year with a more promising economy, with a significant growth potential, in which Telefonica will keep its investments, its commitment to improve the quality of services and improve even more the customer satisfaction, with the certainty of being the preferred choice of consumers for communication, information and entertainment services.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)
(A free translation of the original report issued in Portuguese)

1. Message from the Board of Directors (Continued)

This goal is reflected both in the development of innovative services for a more sophisticated market and in attending the wide range of consumers who recently have joined the technology world and eager to expand their experiences therein.

2. Economic context

The year of 2009 was marked by the world economy slowdown. In relation to developed economies, the United States and the European Union recorded a reduction in the Gross Domestic Product (GDP). Economies in development, led by the Asian economies, showed, in general, a more accelerated recovery than the developed countries. According to recent IMF estimates, growth product rates of developed countries and those in development were of -3.4% and de +1.7%, respectively. Consequently, this same source estimates that GDP worldwide appoints to a fall of 1.1% in 2009.

Considering this scenario of reduction in the global GDP, the market expected adverse impacts on the external sector of Brazilian economy, with consequent devaluation of the Brazilian currency in relation to the US dollar. In fact, the first market survey in 2009 appointed, through the bulletin Focus do Banco Central do Brasil, towards an exchange rate of 2.25 reais per dollar at the end of that year. As a reflection of this situation, this same survey, showed that the inflation rate would reach 5.0% in the year, above the goal of 4.5%, which would require an increase in the basic interest rate, the SELIC, to 12% at the year end.

The Brazilian economy’s balance of payments, however, proved to more resistant to this scenario of global economy downturn. Firstly, in connection with the balance of current Brazilian transactions with the rest of the world, the results observed in 2009 are in line with the previous year’s results. Even considering that exports have declined during the year, imports have undergone an even greater reduction. Consequently, the trade balance reached US$25.4 billion, compared to US$24.8 billion in 2008. As such, the balance of current transactions in 2009 recorded a deficit of US$24.3 billion, or 1.55% of the GDP, in comparison with the prior-year US$28.2 billion, or 1.72% of the GDP.

Still regarding the balance of payments, secondly, the capital and financial account also revealed a better result than the previous year. One of the major factors that led to such results is the inflow for investments in portfolio, in the amount of US$46.2 billion, of which 80% refers to transactions with variable income securities. In addition to such inflows, the entry of net direct investments is also highlighted. If, on one hand, the international economy downturn ended up reducing the inflow of direct foreign

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)
(A free translation of the original report issued in Portuguese)

2. Economic context (Continued)

investments (DFI), on the other hand, it favored the return of direct Brazilian investments (DBI) in Brazil. With this combination of factors, net direct investment balance totaled US$36 billion in 2009. Accordingly, the capital and financial account reached US$70.5 billion in the same period, compared to US$29.4 billion in 2008. As a result of the balance of current transactions and of the capital and financial account, the balance of payments increased to US$46.7 billion in 2009, compared to US$3.0 billion in the previous year.

The improvement in the 2009 balance of payments led to ongoing appreciation of the Brazilian currency. After depreciation of the real due to increase in the risk aversion in the first four-month period of the year, the exchange parity fell in the following months. The average exchange rate in 2009 reached R$/US$1.99, higher than the average rate of R$/US$1.84 observed in the previous year. Otherwise, the exchange parity at the end of 2009, of R$/US$1.74, was lower than in the previous year, of R$/US$2.34, representing an appreciation of the local currency of 26%, differently from expectations at the beginning of the year.

The local currency appreciation helped to bring about a positive evolution of the prices in 2009. Inflation measured by the Extended Consumer Price Index (IPCA) was of 4.3%, below the goal sought by the Central Bank of Brazil, of 4.5%. On the other hand, the General Market Price Index (IGP-M), which not only includes consumer prices, but also wholesale and civil construction prices, registered a deflation of 1.7%. Two factors were decisive for this result. On one hand, international prices of different commodities recovered in 2009. According to the latest IMF information made available, prices in US dollars of primary commodities increased by 40.4% during 2009. On the other hand, such international prices growth were offset by a 25.5% appreciation of the real in relation to the US dollar, contributing to withholding the rise in prices.

Due to the favorable scenario for inflation control, the Central Bank adopted an expansionist monetary policy. The SELIC rate, which began the year at 13.75%, fell 5 percentage points, reaching 8.75% in July 2009. This level, which is the lowest since implementation of the inflation goal system, was maintained during the entire second half of the year. In other words, the effective rate at the end of the year, of 8.75%, was lower than the 12.0% projected for the period at the beginning of the year. With such fall in the nominal interest rate, the actual interest rate estimated based on the SELIC and on inflation measured by the IPCA, both accumulated in the year, was of 5.4%. This turns out to be the lowest actual interest rate registered in this decade in this annual comparison.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)
(A free translation of the original report issued in Portuguese)

2. Economic context (Continued)

The economic activity benefited from the fall in nominal and actual interest rates. The credit volume share in the GDP rose from 39.7% in 2008 to 45% in 2009. We should also highlight the improvement in consumer trust, reflected in the consumer trust index estimated by Fecomércio (Trade Federation), the second best annual average in this decade. Furthermore, the decrease in taxes on vehicles, construction materials and home appliances contributed to the internal market upturn. As a result, the Extended Retail Index, calculated by the Brazilian Institute of Geography and Statistics (IBGE), grew in comparison with the same prior-year period.

In this internal market upturn scenario, with appreciation of the Brazilian currency, reduction in interest rates and credit expansion, the performance of the telecommunications sector was above average. In fact, the volume of sales of IT and communications equipment and materials grew 11.8% until the last data made available, compared to the same prior-year period. This means more than double the growth of retail sales as a whole in the same comparison, of 5.5%. According to national accounts estimated by IBGE, the GDP of the Information Services sector grew by 5.9% until the third quarter, in relation to the same prior-year period, against a fall in GDP of -1.7% in this same comparison.

The recovery of the economic activities during 2009, however, was not sufficient to fully offset the fall in the last four-month period of 2008. Thus, even with the growth during the year, both the Brazilian industry physical production and GDP performed negatively when comparing the average in 2009 to 2008.

The combination of tax incentives mentioned above and the economic downturn was not positive form the country’s public finances viewpoint. Appreciation of the Brazilian currency resulted in public sector indebtedness, given the net international creditor position of the Brazilian economy. Furthermore, one must also consider the economic activity downturn and tax incentives granted by the government, whether in the form of increase in expenses or tax relief. Primary surplus was reduced to 1.4%, compared to 3.54% in the previous year. Notwithstanding, nominal deficit rose to 4.1% until the last data made available, from the 1.90% observed in 2008. This combination of factors led to rise in the public sector’s net debt, from the 37.3% observed in the end of the preceding year to 43.0% according to the last data made available.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)
(A free translation of the original report issued in Portuguese)

3. Regulatory environment

The regulatory environment underwent a series of events in 2009. The most significant changes concerned renewal of MMDS authorizations for Telefônica Sistema de Televisão S.A. until 2024, the five-year review process of Concession Agreements, authorization to resume Speedy services sales in August 2009, after suspension in June of the same year, revision of the Rule for calculation of Telecommunications Services Index (TSI), 2009 tariff adjustment and prior approval for acquisition of control of GVT.

Renewal of licenses for use of 2.5GHz

ANATEL postponed to February 16 authorizations to use the 2.5 GHz frequencies associated with the pay TV services via MMDS of Telefônica Sistema de Televisão S.A.

Authorizations in São Paulo, Rio de Janeiro, Curitiba and Porto Alegre were renewed until February 16, 2024. However, the amounts to be charged for such authorizations, in addition to the renewal and payment conditions, are to be defined within 12 months, as established by ANATEL.

Subsequently, on August 3, ANATEL published Public Inquiry No. 31 on allocation of the 2.5 GHz band. The Public Inquiry proposes that part of the band be intended for mobile operators, but this issue is still under appreciation by the agency.

Review of the Concession Agreements

The Concession Agreement signed on December 22, 2005 establishes five-yearly reviews, whereby ANATEL may establish new universalization and quality conditions and goals, based on the situations prevailing on the occasion. The first review will occur on December 31, 2010.

The first formal steps for the Review process were publication of Public Inquiry No. 11 (Agreement Review),Public Inquiry No. 14 (“Planos de Metas de Qualidade – PGMQ”  or General Plan on Quality Goals) and Public Inquiry No. 13 (“Plano Geral de Metas de Universalização – PGMU” or General Plan on Universalization Goals) on March 27, 2009 and organization of public hearings, in May, in Manaus, Salvador, São Paulo, Brasília, Florianópolis and Rio de Janeiro.

Contributions to the Public Inquiries are being analyzed by ANATEL since their conclusion, and the agency should vote on the definitive version of the agreements during 2010. Should the Agreements be revised, they will be effective as from January 1, 2011.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)
(A free translation of the original report issued in Portuguese)

3. Regulatory environment (Continued)

Provisional remedy that temporarily suspended the Speedy service sale

Pursuant to ANATEL decision published in the Official Gazette on June 22, 2009, the sale of the Speedy broadband service for internet access was suspended on that date, the return being conditional upon presentation of plan that ensures the fruition and availability of the Speedy service.

In compliance with such decision, on June 26 the Company presented to ANATEL a stabilization plan for the Speedy network, with measures to be applied within 30, 90 and 180 days.

On July 17, the Company informed ANATEL of the conclusion of the stability plan. On August 27, 2009, ANATEL authorized that the Speedy sales be resumed, subject to monitoring of the stability plans during six months.

Revision of the Telecommunications Service Index (TSI) Calculation Rule

ANATEL Resolution No. 532, of August 3, 2009, approved the revision of the IST Calculation Rule, applied on Readjustment and Updating of Amounts relating to Provision of Telecommunications Services, repealing Resolution No. 420/05.

The calculation methodology remained the same. The major change refers to determination of a single three-year period to reassess the breakdown of costs and of the basket of indices, which was previously made by means of two alternate reviews, every two years.

Tariff adjustment

Adjustments of the Local Basic Plan and National Long-Distance Basic Plan were approved on September 11, 2009 by ANATEL, published on the Official Gazette of September 14, 2009, considering the adjustment of 0.98%.

The adjustment was obtained considering 13 months of the Telecommunications Service Index (TSI), from May 2008 to June 2009, and the average 2008/2009 X Factor of 3.9%. Based on decision by the ANATEL’s Board of Directors, requests for adjustment of fixed-mobile calls were not approved.

In view of such decision, the Company filed a reconsideration request to consider the adjustment for fixed-mobile calls. The request has not yet been judged, therefore there is still no estimate for approval of adjustment of these calls.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)
(A free translation of the original report issued in Portuguese)

3. Regulatory environment (Continued)

Prior approval for transfer of control of GVT

The ANATEL’s Board of Directors granted prior approvals on November 12, 2009 for transfer of control of GVT (Global Village Telecom Ltda) to Telefônica and to Vivendi S.A.

This prior approval for Telefônica established conditions regarding competitiveness and Company management aspects.

Despite such prior approval, Telefônica did not go through with the acquisition of GVT.

4. Operational performance

4.1 Competitiveness

The Brazilian telecommunications market has been experiencing increasing competitiveness among providers of Fixed Telephone, Mobile Telephone, Pay TV, Internet and Data services. Such increasing  competitiveness arises from the worldwide tendency of operators in becoming a single provider of telecommunications services to customers, offering more complete, integrated and converging services, in addition to new regulatory definitions that foster competitiveness.

Specifically in São Paulo, we highlight the increased operation of pay TV providers in the fixed telephone sector. The Brazilian market has also been attracting foreign investors, and this year was marked by the entry of a new large multinational player into Brazil, through acquisition of an incoming fixed operator.

In 2009, mobile operators that previously represented a threat restricted to fixed telephone services, cannibalizing voice accesses and traffic, consolidated their broadband service offers through third generation network (3G), proving to be qualified to offer integrated telephone and internet services.

In the regulatory environment, 2009 was the first complete year of the number portability, which began in the end of 2008, enabling that the telecommunications sector reflect on its impacts. The result of this process was a slight increase in the number of cancellations of fixed lines, with more significant impacts being observed in the mobile telephone sector.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

4. Operational performance (Continued)

4.1 Competitiveness (Continued)

In the voice market, the Company faced competitiveness in all related segments. Pay TV operators, which already operated in the high and average-income market offering voice services integrated with pay TV and broadband services, expanded the offer of combos to the low-income segment. This segment was also considerably explored through offers of low cost and/or prepaid telephone lines, using alternative wireless  technologies. The Mobile Telephone operators, on the other hand, stood out for their aggressive offer of minute plans, at prices highly competitive with the Fixed Telephone services.

The accelerated growth of mobile broadband through the third generation network (3G), reaching close to 4.4 million accesses, and the introduction of fixed broadband offers with very high speed for all fixed operators were the highlights in the broadband market.

In the corporate segment, the competitiveness, which was already aggressive in the data market, increased, particularly in the small and middle-sized segment (PEMES), with rise in the offer of voice and broadband combos, initially directed to the residential market and small companies.

4.2 Commercial strategy

This year, the Company continued with commercial measures focused on increasing attractiveness to fixed telephony. 2009 was particularly challenging, as the first half was marked by an impaired macroeconomic situation, and the second half was impacted by paralysis of the Speedy service sale. Nevertheless, mostly because of fidelity measures, the terminal plants registered only a slight fall in relation to the beginning of the year.

The defense for the value of the voice traffic has been successful, through mass implementation of the Minute Packages, particularly the offer of the flat-fee voice tariff “Fale e Navegue a Vontade”, which enables unlimited use of local on-net calls and dialed internet.

Furthermore, complementing such measures, customized offers were made available to different customer segments. For the low-income segment, in particular, the Company offered prepaid low-cost lines, which helped avoid that customers migrate to the mobile services and to other fixed telephone competitors.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

4. Operational performance (Continued)

4.2 Commercial strategy (Continued)

In order to balance the pressure on traditional telephone services, the Company continues focusing on the growth of businesses with high market potential, as is the case of Broadband, Pay TV, Information Technology and Services and development of new products.

As regards Broadband, Speedy reached the mark of 2.6 million customers in 2009. The moderate growth was due to interruption of sales in June 2009, resulting from instability of the services. With a view to making structural changes regarding the level of quality of the services provided to its customers, the company promptly launched the “Telefônica em Ação” program, which directed investments towards infrastructure in order to improve the quality standards. The results of this program proved to be excellent, with an upturn in the levels of sale and increase in the customer satisfaction.

The Company also made progress in the development of connectivity services to homes based on Fiber Optics. The controlled sale of extremely high broadband under the brand named Xtreme began, with the offer of distinguished services and integrated telephone and pay TV options. The Company was the first one to offer speed of 30Mbps and innovative services to high-income customers.

In relation to new products and services, we point out the sale of the AtHome residential automation service, which offers digital control solutions for security systems, lighting, entertainment and communication of homes.

In the corporate segment, the Company won important customers and operated as a complete telecommunications solution provider: voice, data, equipment, services and IT solutions, aiming at strengthening its position and improving satisfaction of its demanding customers, with offer of increasingly integrated services, in line with their needs.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

4. Operational performance (Continued)

4.3 Business performance

PROGRESS OF THE BROADBAND CUSTOMERS

In thousands

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

4. Operational performance (Continued)

4.3 Business performance (Continued)

AVERAGE LINES IN SERVICE
In thousands

4.4 Perspectives

The Company is optimistic for 2010 and expects to recover the growth rates of the years prior to the 2009 economic crisis. The telecommunications sector was less impacted by the downturn in the local market than other sectors, and presents good growth perspectives in 2010. Furthermore, with the local currency appreciation, the sector will face a smaller pressure on expenses with imported equipments.

The intensity of the competition will remain high in 2010. The competition has expanded its geographical coverage and is constantly improving the product portfolio with distinct services, such as extremely high speed Broadband. Mobile telephone operators must also be increasingly competitive, as the reduction in the growth rates of their client bases will cause them to seek new sources of revenue, particularly in data services (messaging and broadband).

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

4. Operational performance (Continued)

4.4 Perspectives (Continued)

In view of this competitive and economic scenario, the strategy selected by the Company is to accelerate its operations in order to take the lead in capturing market growth, through valuation of fixed telephony, converging broadband and data proposals and enabling a different experience to the customer.

The focus on Broadband will be based on offers that are more segmented and integrated with other products. We highlight the proposal of fiber optic products, which includes a competitive portfolio of high speed services, new added value services, such as Wi-Fi modem, support services, installation and configuration of flat fee voice packages and IPTV.

The Company is also betting on converging offers, based on a complete portfolio of products and services and on the concept of Digital Home/Office. This strategy is aligned with the tendencies observed in more mature markets, in which fixed voice, Broadband and Pay TV are more integrated.

5. Financial performance

5.1 Gross and Net Operating Revenue

In 2009, the Company recorded gross consolidated operating revenue of R$23,155.8 million, representing a growth of 0.6% in relation to the same prior-year period. Net operating revenue totaled R$15,795.8 million (R$15,979.0 million in 2008). The growth in pay TV and Speedy services, local long-distance calls and the tariff adjustment in July 2009 were responsible for such performance.

5.2 Operating income before net financial expenses

Operating income before consolidated financial income and expenses fell by 10.0%, from R$3,729.6 million in 2008 to R$3,357.0 million in 2009. The fall in local service revenue and the increase in third-party expenses contributed to such reduction. On the other hand, pay TV and Speedy service revenues increased.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

5. Financial performance (Continued)

5.3 EBITDA

Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) amounted to R$5,876.8 million, 10.4% below the amount recorded in 2008. EBITDA margin in 2009 was of 37.2%, reflecting a gradual change in Telesp’s mix of revenues, with an increase in pay TV and broadband service revenues, which have a lower margin, and a decrease in the traditional fixed telephone business revenues. The EBITDA margin was negatively impacted in the period by 3.8 p.p., basically due to increase in expenses with third-party services and equipment rent, in addition to the impact resulting from suspension of the sale of Speedy services, as determined by ANATEL. We should point out that although Telesp resumed the sale of such service on August 27, 2009, effective sales occurred gradually.

(*) Refer to statements of operations.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

5. Financial performance (Continued)

5.4 Indebtedness and financial income (expenses)

The Company ended 2009 with debt of R$3,520.0 million (R$3,736.1 million in 2008) or 35.0% of shareholders’ equity (37.2% in 2008). Of the funds obtained, 0.7% is denominated in foreign currency and 56.4%, in local currency, from BNDES.

The Company adopts the policy of not having foreign exchange exposures and the debt is fully protected against any exchange devaluations.

5.5 Net income

Net income underwent a negative variation of 10.2%, from R$2,420.0 million in 2008 to R$2,173.0 million in 2009. Net margin was of 13.8%.

(*) Refer to statements of operations.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

5. Financial performance (Continued)

5.6 Investments

In 2009, the Company invested R$2,221.0 million in the telecommunications services expansion and modernization program, including investments relating to stabilization, modernization and expansion of the broadband service and rendering of new value added services.

During the year, the objective of the Company’s investment program was to attain the highest quality standards and availability for its customers, without losing the focus on corporate profitability growth and competitive preparation of the Company. In order to meet the increasing demand for quality and availability of faster broadband services, networks and systematic solutions to offer the products were modernized, increased and expanded.

We should also highlight investments made in the Company’s network, which led to a significant reduction in deficiency and in maintenance costs, in addition to investments made in modernization of customer attention system, business infrastructure, billing and collection.

We present below the consolidated investments at December 31, 2009:

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)
(A free translation of the original report issued in Portuguese)

6.1 Share position

In 2009, the composition of shares of the controlling group did not undergo changes.

At the end of 2009, Telefónica Internacional S.A. – TISA and SP Telecomunicações Participações Ltda. hold 34.87% of the common shares and 80.53% of the preferred shares, and 50.71% of the common shares and 8.61% of the preferred shares, respectively, of the Company.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

6. Corporate structure (Continued)

6.2 Corporate restructuring

At the 30th Special Shareholders’ Meeting held on December 30, 2009, the partial spin-off of A.Telecom and subsequent merger of the spin-off portion by the Company was approved. This operation included transfer of fixed assets and intangible rights relating to a portion of the A.Telecom customer portfolio. Net assets merged by Telesp amounted to R$99,293. Such merger did not lead to increase in the Company’s capital.

7. Capital markets

Telesp has common (ON) and preferred (PN) shares traded on BM&FBOVESPA (Brazilian Securities, Commodities and Futures Exchange), under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs traded on NYSE, under ticker symbol TSP.

Free Float

The TLPP3 and TLPP4 shares closed the year priced at R$37.96 and R$43.54, presenting, respectively an annual performance of 2.6% and -4.7%, compared to Bovespa Index’s performance of 82.7%. ADRs closed the year priced at US$25.16, presenting an annual performance of 29.0%, compared to the Dow Jones index performance of 21.7%.

The daily average volume of TLPP3 and TLPP4 shares between December 2008 and December 2009 was of R$617.7 thousand and R$5,630.3 thousand, respectively. The ADR’s daily average volume for the same period was of US$2,194.3 thousand.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

7. Capital markets (Continued)

8. Shareholder payment policy

In accordance to the Company’s Bylaws, the Company shall distribute dividends of ate least 25% of adjusted net income for the year, and preferred shareholders are entitled to dividends 10% higher than those attributed to common shares.

In 2009, the Company presented a dividend yield of 7.2% for ON shares and of 6.9% for PN shares.

Gross unit values of dividends and interest on shareholder’s equity declared in 2009 added to R$2.72 per common share and to R$3.00 per preferred share.

Distribution of amounts declared in 2009:

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

8. Shareholder payment policy (Continued)

(*) To be Determined

9. Corporate governance

With the objective of promoting good corporate governance, enhancing the quality of information disclosures and reducing investors’ uncertainties, the Company has established internal rules and policies that provide clear and objective information. The Company believes that such measures benefit shareholders, current and future investors and the market in general. Among the measures implemented by the Company, we point out the ones below:

a. Creation and implementation of internal rules and policies:

• Policy for Disclosure of Significant Act and Event Notice, as per CVM Ruling No. 358;
• Rules on recording, communication and control of financial and accounting information;
• Rules on prior approval of services to be rendered by external auditor;
• Internal code of conduct for securities markets issues;
• Financial code of conduct (Ethics Code);
• Employee code of conduct (conduct principles); and
• Rules on communication of information to the markets.

b.

Creation of Board of Director committees:

• Service Quality and Commercial Attention Committee;
• Audit and Control Committee; and

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

  Appointments, Remuneration and Corporate Governance Committee.

Telecomunicações de São Paulo S.A. - Telesp

Management report (Continued)

(A free translation of the original report issued in Portuguese)

9. Corporate governance (Continued)

c. Annual disclosure of a Corporate Governance Report, with information on the major corporate governance practices adopted by the Company, its shareholders structure, characteristics, composition and competencies of the management boards and administrators’ obligations and responsibilities.

d. Establishment of procedures for reception and treatment of accounting and audit-related denunciation (Hotline) by the Audit and Control Committee.

The Company’s internal rules regarding the conduct to be adopted to avoid practices contrary to good governance and conflicts of interest are defined in internal regulations, particularly the Internal Code of Conduct relating to the Securities Market Issues. The Executive Board, Board of Director members and all other employees exposed to sensitive information are subject to restrictions imposed by such regulation. This internal rule defines trading blackout periods and establishes rules to avoid and/or address conflicts of interest.

9.1 Investor relations

With the objective of obtaining a fair value of its shares, the Company adopts practices that aim at clarifying its policies and events incurred to shareholders, investors and analysts.

The Company discloses significant information through its internet portal, in Portuguese and English (http://www15.telefonica.com.br/investidores/ and http://www15.telefonica.com.br/investidores/english/, respectively). All communications, significant event notices and financial statements are filed with Brazilian regulatory agencies, through the Brazilian Securities Commission (CVM), and in the United States, through the SEC (Securities Exchange Commission). The Company also counts with an Investor Relations team to clarify any doubts over the telephone or by means of individual meetings, when requested.

9.2 Board of Directors

The Company’s Board of Directors is comprised of at least 5 and no more than 17 members, with a three-year mandate and possibility of reelection. The Board is formed by shareholders only, one of whom is elected by preferred share voting, in separate, whereas the others are elected through general common share voting.

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The members hold ordinary meetings every three months and special meetings whenever deemed necessary, summoned by the chairman. Decisions made by the Board of Directors occur by majority of votes, with attendance of the majority of the active members, being incumbent upon the chairman, in addition to the regular voting, to give the casting vote in the event of a draw. The chairman is also responsible for representing the Board upon summoning of the General Shareholders’ Meeting; presiding over General Meetings and electing the secretary among the participants; summoning and presiding over Board meetings: giving the casting vote, as provided for in the Company’s Bylaws, in the event of decision draws; and authorizing the realization of acts, in urgent cases, following appreciation by the Board of Directors.

9.3 Executive Board

The Executive Board represents the Company both actively and passively, being incumbent upon it and upon its members to conduct all acts necessary and convenient for management of the business. Executive Board members are elected by the Board of Directors, with a three-year mandate and possibility of reelection.

Based on the Company’s Bylaws, the Executive Board is comprised of at least 3 members and no more than 15 members, whether shareholders or not, resident in the country, to be elected by the Board of Directors. The Executive Board has currently 4 members, elected for the following positions: Chairman, Fixed Telephony Managing Director, CFO and Investor Relations Director and General Secretary.

9.4 Financial Code of Conduct (Ethics Code)

On April 18, 2005, the Board of Directors approved a code of ethics that regulates the conduct of professionals exercising positions of responsibility in the financial area of the Company and its subsidiaries concerning to the recording and control of financial and accounting information and access to privileged and confidential information.

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9.5 Employee Code of Conduct (Conduct Principles)

In December 2006, the Telefônica Group approved the new code of ethics, applicable to its worldwide operations. The document includes general principles relating to honesty and trust, observance of laws, integrity and human rights respect, also including specific principles to ensure trust of the major strategic parties.

This document was approved by the Board of Directors in April 2007 and, since then, the Company has been taking a series of initiatives to ensure that all employees become aware of and apply such principles on their daily routines. For such, an on-line formation course was developed to be taken by all employees. In 2009, 3,285 employees attended the course.

9.6 Supervisory Board

At Telefônica, the Supervisory Board is permanent. Supervisory Board members are elected at the General Shareholders’ Meetings for a one-year mandate, with possibility of reelection. Pursuant to the Brazilian corporate law, preferred shareholders are ensured the right to elect an effective and a deputy Supervisory Board member in a separate voting process, without participation of the controlling company’s preferred share voting rights.

Based on legal provision, the remuneration of Supervisory Board members, in addition to reimbursement of transportation and lodging expenses necessary to perform their duties, will be established at the General Shareholders’ Meeting that elects them, and may not be lower, for any of the active members, than 10% of the average remuneration for each Director, not including benefits of any nature, entertainment allowances and profit sharing.

The Company’s Supervisory Board is currently composed of 3 effective members and 3 deputy members.

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9.7 Audit and Control Committee

The Audit and Control Committee was established in December 2002 to assist and be part of the Board of Directors, having its own regulations approved by the latter.

The members are elected periodically among the independent members of the Board who are not part of the Company’s Executive Board. The mandate terms coincide with the related Board of Directors’ mandates.

Without prejudice to any other duty assigned by the Board of Directors, the Audit and Control Committee will be responsible for informing and/or making recommendations to the Board on the following issues:

• Designation of external auditor, engagement conditions, scope of the work and, if applicable, revocation or extension of the agreement;
• Analysis of the Company’s accounts, ensuring compliance with legal requirements and correct application of the generally accepted accounting principles;
• Results of each internal and external audit engagement, in addition to management actions concerning audit recommendations;
• Adequacy and integrity of internal control systems;
• Compliance with the external audit agreement, making sure that the opinion on annual accounts and major contents of the audit report are clearly and precisely written; and
• Receipt of information from the internal auditor on significant control system deficiencies and detected financial conditions.

9.8 Independent Auditors

Pursuant to CVM Ruling No. 381, of January 14, 2003, and Circular Letter CVM/SNC/SEP No. 01/2007, of February 14, 2007, the Company and its subsidiaries inform that their policy connected to independent auditors regarding provision of services not related to external audit is based on principles that preserve the auditor’s independence. Such principles are grounded on the fact that the auditor must not perform an audit of its own work, not exercise management duties, not advocate on behalf of its clients or provide any other services that are prohibited by current legislation, thus maintaining the independence of the work performed by the audit service providers.

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9. Corporate governance (Continued) 9.8 Independent Auditors (Continued)

In 2009, we did not engage services other than external audit services with our independent auditor, Ernst & Young Auditores Independentes S.S.

10. Human resources

Acknowledging the importance of the employees to accomplishment of its major strategic and operating challenges, the Company has been intensifying its programs for development and qualification of its people.

Together with the professionals, Telefônica established commitments based on five cornerstones: Communication, Development, Remuneration, Recognition and Leadership.

By putting these commitments in practice, the Company figured among the list of the 60 Best IT and Telecom Companies to Work, according to the Great Place to Work Institute survey, published by the Computerworld magazine. This survey pointed out the companies with the best people management examples in the technology and telecom area.

In addition, the Great Place to Work Institute ranked Telefônica among the 12 largest in the country, in the ranking Best and Largest Companies to Work in 2009.

Such important results are a consequence of the 78% satisfaction of professionals shown in the survey conducted in December and of the Company’s management practices.

10.1 Interaction

In 2009, the Company’s Internal Communication area implemented several measures with the objective of making internal channels more motivating and interactive, enabling that professionals participate and collaborate.

In the beginning of January, a new Corporate Intranet was launched, and the challenge during the year was to implement web 2.0 tools permitting that employees comment, assess and monitor the number of visualizations of the news presented, permitting that they be forwarded to friends, in addition to monitoring of the most accessed ones. The language adopted in internal channels

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is now more direct, closer and more modern, and the use of video reporting has been adopted to disclose issues considered significant to the Company.

Another major change is the internal magazine “Somos”, launched to replace the “Televip” journal. This movement began in Spain, and is expected to reflect in all Latin American countries. After Telefônica Peru, Brazil was the second Latin American country to launch the “Somos” magazine.

Interactivity with professionals, which changed what was a “monologue” into a “dialogue”, was one of the major drivers of the Company’s Internal Communication area, evidenced by the following actions: coverage of the 2009 “Agora” Convention of Officers in real time (minute by minute), creation of blog for the Volunteers’ Day, in which employees register their experiences, “Conscious and alternative use” hotsite, launching of the T-Latam Comunica 2.0 – Wiki T-Latam project, among others.

Still regarding interactivity, and with a view to fostering recognition and collaboration, the electronic seal “Mandou Bem!” was implemented, the objective of which is to immediately acknowledge concrete collaboration attitudes among the several Company areas. In five cycles of award, 21 thousands seals were issued, which goes to show that the Company is adopting more direct processes in its daily activities and counting on participation of its professionals.

The Company also issues the daily newsletter “Bom Dia, Telefônica!” and “Boa Tarde, Telefônica!” for special and extraordinary editions, in addition to the “Executivo em Dia”, an electronic communication intended for officers.

10.2 Remuneration

The Company adopts salary structure and remuneration policies commensurate with market practices, in order to attract and retain the best professionals in a very competitive segment and recognize individual performance based on goals and results reached. For clearer and more objective career information, the project “Quatro Caminhos de Carreira” was implemented in 2009, which enables a more objective view to professionals of the different possibilities of professional advancement. The purpose of the Total Remuneration concept is to offer a nominal average salary paid by companies with aggressive remuneration. The variable remuneration programs and the considerable range of benefits are part of

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the total remuneration package offered by the Company, creating motivation for future challenges.

• In 2009, more than 938 professionals were promoted and
• The salaries of 1,577 professionals were adjusted by, on average, 8%.

10.3 Development Programs

With sound investments in professional qualification and development programs, the Company achieved the following results in 2009:

• Investment of R$ 10.8 million in Education;
• 15,542 participants attended educational courses, totaling 140,836 hours;
• 52 classes, 956 participants and 15,296 hours of the Leadership Development Program – PDL;
• 55 participants and 1,856 hours of Corporate University courses;
• 2,125 participants and 10,616 hours of E- learning;
• 82 self-financed MBA, 4 subsidized MBA (3 international and 1 local);
• 5 scholarship students;
• 4 Masters in Telecom;
• 15 trainees;
• 37 interns;
• 2 participants in the “Horizonte” Program;
• 23 foreign and 27 Brazilian participants in the Exchange Program;
• 102 participants in Education Scholarship program; and
• 1,045 participants of cultural transformation workshops.

10.4 Benefits

In 2009, the Company invested R$68.3 million in benefits to its professionals.

• R$26.6 million invested in PLAMTEL, considered one of the best health plans in the market. It not only covers medical assistance provided for in legislation, but includes other specialties;
• R$37 million invested in meal and food benefits;
• Private pension plan to employees, whereby every R$1.00 contributed by the employee is matched in the same proportion by the Company;
• R$1.6 million invested in life insurance to professionals;

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• R$1.2 million invested in child day care allowance, currently benefiting 436 professionals, whether mothers or fathers;
• R$1.9 million invested in subsidized transportation tickets; and
• Covenants with entities related to the telecommunications segment, such as: ABET (Association for Telecommunication Employees), Coopertel (Telefônica Group Employee’s Credit Cooperative) and Telesp Clube, the employee welfare and recreation association.

10.5 Profile of Employees

Distribution by age group

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Distribution by length of service

Distribution by gender

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Distribution by level of education

11. Social responsibility

The Corporate Social Responsibility of the Telefônica Group is integrated with its business objectives and operations, and considers the positive and negative economic, social and environmental impacts that could result from such activities. The strategy can be summarized in five steps:

a) Business excellence – The pillar of the Group’s Corporate Responsibility, on which the remaining strategy is based, is to do the business well in order to obtain a positive perception and ensure good reputation among the different public with whom the Company relates.

b) Honest and transparent management – The Group seeks to minimize the negative impact of the value chain, by committing itself to ethics and integrity.

c) Contribution to progress – Maximize positive impacts of the business, contributing, through digital inclusion, to an improvement in people’s lives, business development and progress of the community in which it operates.

d) Social and Cultural activities – The Telefônica Group seeks to maximize the impact of its social and cultural activities by means of activities supported by Information and Communication Technologies (ICTs).

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e) Communication and dialogue – Establishment of transparent communication and effective dialogue with interest groups, showing the value of its initiatives and allowing it to position itself as the driving force behind economic, technological and social progress in countries where it operates.

Corporate Responsibility Strategy of the Telefônica Group

Among the Corporate Social Responsibility projects carried out by Telefônica in 2009, we point out the “Gerações Interativas” (Interactive Generations), whose objective is to promote the responsible use of Information and Communication Technologies by children and adolescents. For such, the Company adopts security, awareness, education and commercial initiatives. One of the project activities is a survey, coordinated by the University of Navarra (Spain), involving over 8,000 children and adolescents from public and private schools in the state of São Paulo, to understand the use of these technologies by such individuals and create parent and teacher awareness about the need to put this matter into practice. The results were consolidated in the book “A Geração Interativa na Ibero-América: Crianças e Adolescentes diante das Telas” (The Interactive Generation in Ibero-America: Children and Adolescents before the Screen), published in Brazil in March 2009 and available for download at www.educarede.org.br. A new edition of the survey will be conducted in 2010.

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11.1Social investment

Telesp invests in social projects through Fundação Telefônica, established in Brazil in 1999. The mission of such foundation is to contribute to the construction of the future of the regions in which the Telefônica Group is present, fostering social development from education and defense of the rights of children and adolescents. For such, communication and information technologies are preferably used.

Among the programs developed by Fundação Telefônica, we highlight “Pró-Menino”, having the purpose of contributing to the social development and protection of the Rights of Children and Adolescents, by supporting projects that fight against Child Labor, in addition to providing help to adolescents who violated the law and are currently attending social-educational programs in an open scheme, and EducaRede, whose proposal is to improve the quality of public education by digital inclusion, with a portal (www.educarede.org.br), open and free, created primarily for students and teachers of the public elementary and high school system.

11.2Sponsorships

The Telefônica Group sponsors activities for the main purpose of providing access of the population in general to culture, promoting social inclusion through sports and social use of Information and Communication Technologies (ICTs). Total investment in 2009 approximated R$13 million, benefiting close to 250 thousand people. The major initiatives include:

a. Campus Party Brazil: The success of the first Brazilian edition, in February 2008, led to sponsorship of the second edition, from January 19 to 25, 2009, at the Centro de Exposições Imigrantes, in São Paulo, with 118 thousand visitors and 6,600 enrolled participants, who camped in the arena and shared digital world experiences. One of the chief attractions was the internet connection speed provided by the Company, 10 Gb band, not yet seen in Brazil.

b. Telefônica Trio Tons: In 2009, the series of free presentations that unites local artist trios began with a show at Parque da Independência, in São Paulo, in commemoration of the city’s birthday, with 40 thousand spectators.

Throughout the year, the event also took place in Ribeirão Preto, Campinas, Sorocaba and Santos, with the presence of artists such as Paralamas do

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Sucesso, Jota Quest, Ana Cañas and Toni Garrido, and over 200 thousand spectators.

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11.2Sponsorships (Continued)

Other important initiatives in 2009 included a new edition of Telefônica Open Jazz, a free performance at Parque da Independência, in São Paulo, with participation of the international artists Dianne Reeves and Buddy Guy, and continuing sponsorship of Museu do Futebol (Football Museum), located in the Pacaembu Stadium, whose objective is to disclose and preserve football as a national cultural manifestation.

12. Environment

For the Telefônica Group, the care with the environment is an element closely tied to its business objectives. The new services provided by the Information and Communication Technologies (ICTs) represent a reduction in the environmental impact and the possibility of an increase in business opportunities and competitiveness. Furthermore, the participation of ICTs in the climatic change issue, which is becoming increasingly relevant in global terms, could be very positive, as they result in environmental efficiency to other sectors. Accordingly, the Group’s environmental strategy is structured upon two pillars:

a) Climate changes – The Group created the Office for Climatic Changes, a special global management area in charge of climate changes and energy which seeks to ensure reduction in energy consumption and emission of greenhouse gases by the Group companies, in addition to stimulating the development of services that enable more efficiency to customers and to other sectors and highlighting the essential role of the ICTs in helping to solve this worldwide issue. Since 2007, Telesp calculates the issue of greenhouse gases, based on an internal methodology applicable to the entire Telefônica Group, considering standards recognized in the Greenhouse Gas Protocol, IPCC (Intergovernmental Panel on Climate Changes) and environmental rule 14064. According to this work, the Company registered emission of 69,286 thousand tons of CO2 in 2008*.

The implementation of energetic efficiency initiatives caused the Company to be considered in 2009, for the second consecutive year, the Leading Company and was granted the Climate Change Award. This award, granted by Época magazine (Globo publishing company) had technical support from PricewaterhouseCoopers, and highlighted initiatives from 21 companies that have environmental policies to reduce the emission of greenhouse gases.

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b) Global Environment Management System – Establishes the minimum management requirements for all Group companies, regardless of their geographical location or activity. It is based on the assumption of continuous improvement, with compliance with current laws and control over the Company’s ecological footprint (which indicates the amount of natural resources being used by the Group), in order to reduce impacts caused in the surrounding area. The first phase of implementation of the SGA in Brazil began in September 2009, coordinated by the Corporate Environmental Board of Telefônica S.A. and by PricewaterhouseCoopers.

(*The data on emission of Greenhouse Gases for 2009 should be concluded by March 2010.)

13. Acknowledgments

The Company management is grateful to customers, shareholders, suppliers, financial institutions and other entities involved in its activities for the support and confidence shown and, in special, to its employees for their dedication and efforts, thanks to which the Company was able to obtain the results presented herein.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 29, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director